SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 16, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS REPORTS THAT SCAILEX CORPORATION FILED AN IMMEDIATE REPORT

PARTNER COMMUNICATIONS REPORTS THAT SCAILEX
CORPORATION FILED AN IMMEDIATE REPORT

Rosh Ha’ayin, Israel, July 16, 2014 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports that Scailex Corporation Ltd. ("Scailex") filed on July 15, 2014 an immediate report.

For Scailex's complete immediate report, see: http://maya.tase.co.il/bursa/report.asp?report_cd=909747 or its unofficial English-language translation attached hereto and to our immediate report on Form 6-K to be furnished to the Securities and Exchange Commission.

The Company is publicly transmitting Scailex's immediate report solely for information purposes. The statements made in Scailex’s immediate report reflect its views only, and do not necessarily reflect the views or opinions of the Company.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. For further information regarding the above-mentioned risks, uncertainties and assumptions and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SCAILEX CORPORATION LTD.
Company registration number: 520031808
Securities of the corporation are listed for trading on the Tel-Aviv Stock Exchange
Symbol: Scailex
48 Ben Zion Galis Street, Petach-Tikva 49277
Telephone: + 972-3-9057730 ● Fax: + 972-3-9300424
E-mail: contact_us@scailex.com
Company website: www.scailex.com

Transmission date: 15/07/2014
Reference no.: 2014-01-115065

To Israel Securities Authority www.isa.gov.il	To The Tel-Aviv Stock Exchange Ltd. www.tase.co.il

Immediate Report of an event or matter not in the corporation’s ordinary course of business
Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports),
5730 – 1970
Nature of the event: Enforcement of liens

The District Court of Tel-Aviv - Jaffa, the honorable Judge Orenstein presiding, decided today to order the enforcement of liens on shares of Partner Communications Company Ltd., which the Company created in favor of the trustee for the Company’s Series D and F notes, and the appointment of Adv. Adi Figel as a receiver for the aforesaid shares and the delegation of powers to Adv. Figel to take action to sell the aforesaid shares, subject to the court’s approval, all as specified in the court ruling, which is attached to this immediate report.

Minutes_of _hearing_15072014_isa.pdf

The date and time that the corporation first learned of the event or matter: 15/07/2014 at 19:30.

The District Court in Tel-Aviv – Jaffa

Liquidation 12241-07-14 Reznik Paz Nevo Trusts Ltd. et al vs. Scailex Corporation Ltd. et al

July 15, 2014

Application no. 1

The honorable Judge Eitan Orenstein, Vice President

Ruling

I have before me an application on behalf of the trustee for holders of the notes of Series D and F of the company “Scailex Corporation Ltd. (hereinafter: “the Company”) for the enforcement of liens and for the appointment of a receiver for the purpose of carrying out the enforcement.

According to the application, the Company owes the noteholders-the applicants the sum of approximately NIS 145 million to Series D and the sum of approximately NIS 62.2 million to the holders of the Series F notes.

The Company provided collateral to the noteholders by way of pledging 11.4% of Partner Company's shares so that 2.6% of the shares are pledged to the Series D notes and 1.2% to the Series F notes.

According to the applicants’ position, the Company did not fulfill its obligations to them. In this context, the applicants point out that the value of the pledged shares is lower than the secured debt; recently, there has been a significant decline in the value of the pledged shares; a number of creditors have already exercised the collateral they are holding; the Company did not pay the sums that are due to the applicants; members of the Board of Directors have resigned, and more. That being the case, the applicants claim that the conditions for calling for the repayment of the debt and for exercising the collateral have been fulfilled.

The Company notified that it is not opposing this application either for the enforcement of the liens or for the appointment of a receiver.

That being the case, based on that stated in the application and on its arguments, the affidavit supporting it and the supporting documents and, in the absence of opposition, a ruling is hereby issued that orders the enforcement of the liens. I appoint Adv. Adi Figel as a receiver for the shares and delegate the powers to him to take action to sell the shares, and subject to the court’s approval. The receiver shall submit a report by September 1, 2014.

Issued and announced today, 17 Tamuz 5774, July 15, 2014, in the presence of the attendees.

__________________ Judge Eitan Orenstein Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: July 16, 2014